Auto-Callable Enhanced Return Barrier Notes Linked to the Russell 2000® Index Due June 30, 2027

PRODUCT CHARACTERISTICS
•	Call Feature — If, on the Call Observation Date, the closing value of the Underlier is greater than or equal to the Call Value, the Notes will be automatically called for 110% of their principal amount. No further payments will be made on the Notes.
•	Enhanced Return Potential — If the Notes have not been automatically called and the Final Underlier Value is greater than the Initial Underlier Value, at maturity, the investor will receive a return equal to at least 140% of the Underlier Return (to be determined on the Trade Date).
•	Contingent Return of Principal at Maturity — If the Notes have not been automatically called and the Final Underlier Value is less than or equal to the Initial Underlier Value, but is greater than or equal to the Barrier Value, at maturity, the investor will receive the principal amount of the Notes. If the Notes have not been automatically called and the Final Underlier Value is less than the Barrier Value, at maturity, the investor will lose 1% of the principal amount of the Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value.
KEY TERMS
Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78017G6B2
Underlier:	Russell 2000® Index (Bloomberg symbol “RTY”)
Trade Date:	June 25, 2024
Issue Date:	June 28, 2024
Valuation Date:	June 25, 2027
Maturity Date:	June 30, 2027
Call Feature:	If, on the Call Observation Date, the closing value of the Underlier is greater than or equal to the Call Value, the Notes will be automatically called. Under these circumstances, the investor will receive on the Call Settlement Date per $1,000 principal amount of Notes an amount equal to $1,100 (110% of the principal amount). No further payments will be made on the Notes.
Payment at Maturity:

If the Notes have not been automatically called, the investor will receive on the Maturity Date per $1,000 principal amount of Notes:

•

If the Final Underlier Value is greater than the Initial Underlier Value, an amount equal to:

$1,000 + ($1,000 × Underlier Return × Participation Rate)

•

If the Final Underlier Value is less than or equal to the Initial Underlier Value, but is greater than or equal to the Barrier Value: $1,000

•

If the Final Underlier Value is less than the Barrier Value, an amount equal to:

$1,000 + ($1,000 × Underlier Return)

If the Notes have not been automatically called and the Final Underlier Value is less than the Barrier Value, you will lose a substantial portion or all of your principal amount at maturity.

KEY TERMS (continued)
Participation Rate:	At least 140%, to be determined on the Trade Date (applicable only at maturity if the Notes have not been automatically called)
Barrier Value:	75% of the Initial Underlier Value (rounded to three decimal places)
Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Initial Underlier Value:	The closing value of the Underlier on the Trade Date
Final Underlier Value:	The closing value of the Underlier on the Valuation Date
Call Observation Date:*	June 25, 2025
Call Settlement Date:*	June 30, 2025
PAYOFF DIAGRAM

This document provides a summary of the terms of the Notes. Investors should carefully review the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus, as well as “Selected Risk Considerations” below, before making a decision to invest in the Notes:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324008047/dp212592_424b2-wm531rty.htm

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $913.00 and $963.00 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. We describe the determination of the initial estimated value in more detail in the accompanying preliminary pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Selected Risk Considerations” section of the accompanying preliminary pricing supplement and the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

•	You May Lose a Portion or All of the Principal Amount at Maturity.
•	The Notes Do Not Pay Interest, and Your Return on the Notes May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity.
•	The Notes Are Subject to an Automatic Call.
•	If the Notes Are Automatically Called, Your Potential Payment Is Limited.
•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes.
•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Underlier on the Dates Specified.
•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain.
•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses.
•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price.
•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date.
•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest.
•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest.
•	You Will Not Have Any Rights to the Underlier.
•	The Notes Are Subject to Small-Capitalization Companies Risk with Respect to the Underlier.
•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event.
•	Adjustments to the Underlier Could Adversely Affect Any Payments on the Notes.

Royal Bank of Canada has filed a registration statement (including a product supplement, underlying supplement, prospectus supplement and prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you those documents if you so request by calling toll-free at 1-877-688-2301.

As used in this document, “Royal Bank of Canada,” “we,” “our” and “us” mean only Royal Bank of Canada. Capitalized terms used in this document without definition are as defined in the accompanying preliminary pricing supplement.

Registration Statement No. 333-275898; filed pursuant to Rule 433